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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 1999
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

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AMVESCAP PLC
564985
IMMEDIATE RELEASE  14 DECEMBER 1999
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942



      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                     2)    NAME OF DIRECTOR

      AMVESCAP PLC                              HUBERT HARRIS
 ...............................................................................
3)    Please state whether                4)    Name of the registered
      notification indicates                    holder(s) and, if more
      that it is in respect                     than one holder, the
      of holding of the                         number of shares held
      Director named in 2                       by each of them. (If
      above or holding of                       notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN 2                -
      ABOVE.
 ...............................................................................
5)    Please state whether                6)    Please state the nature
      notification relates to                   of the transaction and
      a person(s) connected                     the nature and extent of
      with the Director named                   the directors interest
      in 2 above and identify                   in the transaction.
      the connected person(s).

      AS 3 ABOVE                                EXERCISE OF OPTIONS AND
                                                SALE OF SHARES.
 ...............................................................................
7)    Number of shares/amount             8)       (0.01%)
      of stock                                     of issued Class

         50,000
 ...............................................................................
9)    Number of shares/amount             10)       (0.01%)
      of stock disposed                           of issued Class

         50,000
 ...............................................................................
11)   Class of security                   12)   Price per share

      ORDINARY SHARES                           PURCHASE    94(pound sterling)
                                                SALE        716(pound sterling)
 ...............................................................................
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13)   Date of transaction                 14)   Date company informed

      14 DECEMBER 1999                          14 DECEMBER 1999
 ...............................................................................
15)   Total holding following             16)   Total percentage holding
      this notification                         of issued class following
                                                this notification

         111,200                                0.02%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                       18)   Period during which or
                                                date on which exercisable

          -                                             -
 ...............................................................................
19)   Total amount paid (if any)          20)   Description of shares or
      for grant of the option                   debentures involved:
                                                class, number

          -                                           -
 ...............................................................................
21)   Exercise price (if fixed            22)   Total number of shares or
      at time of grant) or                      debentures over which
      indication that price is                  options held following
      to be fixed at time of                    this notification
      exercise

          -                                           -
 ...............................................................................
23)   Any additional information          24)   Name of contact and tele-
                                                phone number for queries

          -                                     MICHAEL S. PERMAN
                                                0171-454 3942
 ...............................................................................
25)   Name and signature of                     MICHAEL S. PERMAN
      authorised company                        AMVESCAP PLC
      official responsible                      COMPANY SECRETARY
      for making this
      notification

      Date of Notification   14 DECEMBER 1999
 ...............................................................................
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 14 December, 1999                     By /s/ MICHAEL S. PERMAN
     -----------------                       -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary